May 30, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-7010

RE:	Apollo Education Group, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2013

File No. 0-25232

Filed October 22, 2013

Dear Mr. Spirgel:

This letter responds to the comments in your letter dated May 15, 2014 to Brian L. Swartz, Apollo Education Group, Inc.’s Senior Vice President and Chief Financial Officer, relating to our Form 10-K for the fiscal year ended August 31, 2013 filed October 22, 2013. Your comments are reproduced below and numbered in accordance with the May 15, 2014 letter. Our response to each comment is noted below the comment.

Form 10-K for the Fiscal Year Ended August 31, 2013

Note 2. Significant Accounting Policies

Revenue Recognition, page 78

1.	We note that the majority of your students fund their education at University of Phoenix through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student with Title IV loans withdraws from the institution, Title IV rules determine if you are required to return a portion of Title IV funds to the lender. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information. You may find it helpful to include examples as part of your response.

Company Response:

We have responded to each of the Staff’s bullet points reproduced below in the order presented, but have grouped certain of the bullets together because we believe such a presentation will enhance the clarity of our responses.

Mr. Larry Spirgel

May 30, 2014

•	Explain how your non-term academic delivery model coincides with disbursements of funds under Title IV and what impact it has on your revenue recognition process;

•	Tell us if students are permitted to begin a course of study before funds from Title IV are received by the institution on their behalf;

•	Please tell us how you define a “payment period” or “period of enrollment” for purposes of the return of Title IV funds;

Company Response:

Under the University of Phoenix (the “University”) non-term academic delivery model, students enroll in a program of study encompassing a series of five- to nine-week courses taken consecutively over the length of the program. Students are billed separately for each course when the student first attends a course, resulting in the recording of a receivable from the student and deferred revenue in the amount of the billing. Regardless of the student’s funding source, the University recognizes revenue evenly over the period of instruction (e.g., five weeks for a five-week course) as services are delivered to the student. For these reasons, the disbursement of Title IV funds does not impact the University’s revenue recognition process.

For students who elect a Title IV funding option, the University reviews the appropriate financial aid application materials as part of the enrollment process to ensure the student meets basic eligibility requirements for Title IV funds. This represents part of the University’s evaluation of whether collectability of revenue is reasonably assured prior to the student attending class. Such students are permitted to begin a course before Title IV funds are disbursed as long as basic eligibility requirements are met.

Title IV funds are disbursed in two installments during a student’s academic year. The academic year is specific to each student as a result of the University’s non-term academic delivery model, and the University defines the academic year as a minimum of 24 credits and at least 30 weeks of instructional time. The first disbursement generally occurs at the beginning of the student’s academic year and the second disbursement occurs after the student successfully completes at least half the credits and weeks of instructional time in the academic year. Each disbursement period is defined as the “payment period” which is the time it takes a student to earn a minimum of 12 credits, which generally involves four classes and at least 15 weeks of instructional time. While the University recognizes revenue on a course-by-course basis over the period of instruction, students earn their Title IV funds as they attend class for courses during their payment period in accordance with Title IV regulations.

Mr. Larry Spirgel

May 30, 2014

Based on the above factors, the revenue the University has earned in accordance with its revenue recognition process may not be the same as the Title IV funds the student earns in accordance with Title IV regulations.

•	Tell us how you are notified when a student withdraws from a course and/or the institution;

Company Response:

Students are deemed to be withdrawn from a course if they do not satisfy the University’s attendance requirements for that course (e.g., two weeks of unexcused absences during a five-week course or three weeks of unexcused absences during a nine-week course). For online courses, the University is notified of course withdraws by its automated student tracking system when a student does not generate attendance in the system for the applicable number of weeks. For courses taken at ground campuses, the University tracks attendance and determines course withdrawals if the student does not attend class for the applicable number of weeks.

Withdrawal from the institution rather than a course governs Title IV eligibility, and there are three types of student withdrawals from the institution; (1) official withdrawals in which the student notifies the University they are withdrawing, (2) unofficial withdrawals in which the student fails to engage in an academic related activity for a defined period of time (i.e., two consecutive weeks), and (3) administrative withdrawals in which the student is suspended by the University. Unofficial withdrawals are identified by the University based on student academic related activity tracking and represent the substantial majority of the total withdrawals from the institution.

•	Tell us how you evaluate collectability of revenue when a student begins attending class;

Company Response:

In accordance with Accounting Standards Codification (“ASC”) 605-10-S99-1, we evaluate whether collectability of revenue is reasonably assured prior to the student attending class. Our evaluation principally considers the following:

•	Students complete an agreement with the University that sets forth the student’s funding options and stipulates that the student is financially responsible for any and all charges regardless of the student’s funding source;

•	Students agree to billing terms prior to starting the course;

•	For students who elect a Title IV funding option, the University reviews the appropriate financial aid application materials as part of the enrollment process to ensure the student meets basic eligibility requirements for Title IV funds;

Mr. Larry Spirgel

May 30, 2014

•	For students who do not elect Title IV funding as their primary funding option, the University collects tuition payments prior to a student attending class or reviews relevant funding materials as part of the enrollment process as appropriate; and

•	We continuously monitor our historical collections to identify potential trends that may impact our determination that collectability of revenue is reasonably assured. Our bad debt expense as a percentage of net revenue was 2.3% and 1.7% during fiscal year 2013 and the first six months of fiscal year 2014, respectively.

•	Tell us if you reassess collectability of revenue after a student withdraws from a course and/or the institution;

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before and after the institution’s refund period elapses;

Company Response:

The following provides the University’s revenue recognition process for a particular course if a student withdraws from that course and/or the institution:

•	Withdraw prior to the tuition refund period elapsing – The University’s institutional tuition refund policy permits students who attend 60% or less of a course to be eligible for a refund for the portion of the course they did not attend. For example, if a student has attended one week out of a five-week course prior to withdrawing, the student is entitled to a tuition refund of 80%. At no point will the amount of refund to which a student is entitled exceed the unearned portion remaining in deferred revenue. Based on the University’s tuition refund policy and its related revenue recognition process, the University ceases revenue recognition for the remainder of the class if a student withdraws prior to the tuition refund period elapsing.

•	Withdraw after the tuition refund period elapses – In the event a student withdraws from a course after the University’s institutional tuition refund policy elapses, the University continues to recognize the non-refundable tuition over the applicable period of instruction. However, in light of the University’s 60% refund threshold as described above, and because the substantial majority of student withdraws from the University are unofficial after a student does not engage in an academic related activity for two consecutive weeks, the vast majority of such revenue is recognized prior to our ability to determine that a student is no longer eligible for Title IV funding. As detailed at Exhibit A, there are no circumstances in a five-week course in which revenue is recognized after a student is determined to have unofficially withdrawn from the University (and thus lost eligibility for Title IV funding). Also as detailed at Exhibit A, there is only one circumstance in which the University recognizes revenue after a student in a nine-week course is determined to have unofficially withdrawn from the University, and such revenue is limited to one week. This circumstance occurs when a student does not attend class for two consecutive weeks beginning in the seventh week of a nine-week course.

Mr. Larry Spirgel

May 30, 2014

In addition to the limited circumstances in which revenue is recognized after a student is determined to have withdrawn from the University, the University also reverses the revenue attributable to the time period after withdrawal in many instances for students who re-enter the University and/or begin attending a subsequent course. Such students remain eligible for Title IV funds and the University records these adjustments to reduce the amount due from the student and provide more funding for future courses as they continue their program of study. We estimate such future adjustments and record them as reductions in revenue in the same periods as the initial revenue was recorded. As a result, no revenue is recorded after such students withdraw.

For the above reasons, we believe our current practices are consistent with existing accounting guidance in this area. Nevertheless, we note that the University recognizes an insignificant amount of revenue subsequent to the determination that a student has withdrawn from the University (and thus lost eligibility for Title IV funds). During the first six months of fiscal year 2014 and fiscal years 2013, 2012 and 2011, approximately 0.1% of our total consolidated net revenue during each of the respective periods represented revenue recognized after student withdrawal from the University. We believe this impact is quantitatively and qualitatively immaterial to our financial statements.

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period; and

Company Response:

The return of Title IV funds to the lender does not directly impact our revenue recognition. The University recognizes revenue evenly over the period of instruction (e.g., five weeks for a five-week course) as services are delivered to students and accounts for student withdrawals as discussed above and at Exhibit A.

As disclosed on page 80 of our August 31, 2013 Form 10-K, Title IV rules determine if we are required to return a portion of Title IV funds to the source when a student receiving Title IV funds withdraws from the University. In accordance with the University’s policy, all students complete an agreement prior to enrolling with the University that sets forth the student’s funding options and stipulates that the student is financially responsible for any and all charges regardless of the student’s funding source. If a student who has selected Title IV funding as a funding option withdraws from the University before the date at which the student has earned 100% of his or her Title IV funds, the University is required to return the unearned Title IV funds and the student will owe the University any amounts incurred that are in excess of the amount of Title IV funds that the student earned. In this case, the University must pursue collection of the receivable from the student. The University pursues collection of these receivables through a combination of internal collection efforts and the use of outside collection agencies. Our bad debt expense as a percentage of net revenue was 2.3% and 1.7% during fiscal year 2013 and the first six months of fiscal year 2014, respectively.

Mr. Larry Spirgel

May 30, 2014

•	Please tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period. For example, the majority may relate to receivables due from students who withdrew prior to earning the financial aid for which they applied.

Company Response:

As of August 31, 2013, the University’s gross student accounts receivable was $191 million, which was comprised of the following:

Percent of Gross Accounts Receivable
Active students as of August 31, 2013 funding their education with Title IV as primary funding option	40%
Active students as of August 31, 2013 funding their education with direct bill as primary funding option	25%
Students with Title IV as primary funding option that have withdrawn from the University	22%
Other	13%

Total	100%

The accounts receivable due from active students funding their education with Title IV funds as their primary funding option principally represents billed tuition and other charges for students attending class in advance of Title IV disbursements. The accounts receivable due from active students with direct bill as their primary funding option represents billed tuition and other charges for students attending class in advance of payment from their associated funding source (e.g., their employer). The substantial majority of the accounts receivable due from students who have withdrawn represents billed tuition prior to the student withdrawing from the University in excess of the amount of Title IV funds that the student earned in accordance with Title IV regulations. All such accounts receivable are reviewed at period end for collectability under a bad debt analysis and estimated allowances are recorded as appropriate.

Note 17. Commitments and Contingencies, page 103

2.	We refer to your loss contingencies. Please tell us how you considered the disclosure requirements in ASC 450-20-50-2 through 50-5 which requires you to disclose an estimate of the possible loss or range of loss with respect to your unrecognized contingencies, or a statement that such an estimate cannot be made.

Company Response:

We perform a quarterly loss contingency review process to analyze pending litigation, regulatory and enforcement matters, and other contingencies. In connection with this process, in-house counsel provides the current status of litigation, regulatory, and enforcement matters at a meeting that includes key members of our legal, regulatory and accounting functions, as well as external counsel. Based on the current status of each matter, the meeting participants review the disclosure requirement elements of ASC 450 in connection with each listed matter and determine whether they believe that a loss is reasonably possible or probable, and, if applicable, whether a range of loss can be estimated and the appropriateness of any related recorded loss

Mr. Larry Spirgel

May 30, 2014

contingencies. The complexity and length of time involving significant litigation and enforcement matters often precludes a reasonable estimation of liability, if any, and/or range of loss until the claims are refined through the litigation or investigative process and/or the parties near resolution. Our assessments of the likelihood of a potential loss, whether the estimation of loss or range of loss can be made, and the amount of an estimated loss are subjective and require significant judgment.

We believe we have complied with the disclosure requirements in ASC 450-20-50-2 through 50-5 for the applicable loss contingencies disclosed in our August 31, 2013 Form 10-K. In circumstances when we have been able to determine that a loss is reasonably possible or probable and have been able to reasonably estimate a range of loss, we have provided such disclosure in our filings. For example, in connection with the Securities Class Action (Policeman’s Annuity and Benefit Fund of Chicago), we began disclosing an estimated range of loss in our fiscal year 2008 filings, and the matter was not resolved until we reached a settlement during our fiscal year 2012.

In future filings with the SEC, we will continue to apply the disclosure requirements in ASC 450-20-50-2 through 50-5 and provide relevant disclosure as applicable.

*    *    *    *

We acknowledge that:

1. we are responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 602 557-1534; fax: 602 383-5400; or email: brian.swartz@apollo.edu. Additionally, please feel free to contact Greg Iverson, Vice President, Chief Accounting Officer and Controller at 602 557-1193; fax: 602 383-9876; or email: greg.iverson@apollo.edu.

Mr. Larry Spirgel

May 30, 2014

Very truly yours,

APOLLO EDUCATION GROUP, INC.

/s/ Brian L. Swartz

Brian L. Swartz
Senior Vice President and Chief Financial Officer

Apollo Education Group, Inc.

May 30, 2014

Exhibit A

The following details the University’s revenue recognition depending on the timing of unofficial student withdraws during five and nine-week courses, respectively. The analysis presents possible student withdrawal dates by week and the corresponding revenue recognized by the number of weeks as indicated by the shaded area. For revenue recognition purposes, attendance is identified on the analysis with “Y” representing a week in which the student attended the course, and “N” representing a week in which the student did not attend the course. The dotted line represents the point in time the University would determine the student has unofficially withdrawn for each scenario based on failing to engage in an academic related activity for two consecutive weeks. As shown below, there are no circumstances in a five-week course in which revenue is recognized after a student is determined to have unofficially withdrawn from the University (and thus lost eligibility for Title IV funding). For a nine-week course, there is only one circumstance in which the University recognizes revenue after a student is determined to have unofficially withdrawn from the University, and such revenue is limited to one week (i.e., the week identified with the circled “X”).

Five-Week Course - Timing of Student Withdraw Scenarios

Nine-Week Course - Timing of Student Withdraw Scenarios